Filed Pursuant To Rule 433

Registration No. 333-217785

January 5, 2018

Gold ETF Shows Its Luster in New Year

By Max Chen

Posted to ETFTrends.com

January 4, 2018

Gold and related ETFs are shining, with bullion prices hitting a three-and-half month high, as more investors look to the benefits of the precious metal to diversify a traditional portfolio of stocks and bonds.

The SPDR Gold Shares (NYSEArca: GLD), the largest gold-related ETF on the market, has experienced its longest back-to-back streak in its history since inception, rising 6.3% since its December 11, 2017 lows. Over the past year, GLD returned 13.0% and ended 2017 with its largest annual rise since 2010.

With the U.S. equity markets hitting record highs and market volatility as reflected by the CBOE Volatility Index hovering near record lows, George Milling-Stanley, Head of Gold Strategy at State Street Global Advisors, argued that investors should look to gold ETFs such as GLD as a staple asset of choice for a well diversified investment portfolio.

“GLD has earned its stripes and helped gold earn its stripes as a mainstream investment,” Milling-Stanley told ETF Trends in a call. Looking ahead, the yellow metal may be “stronger to the upside as gold encourages me to become more optimistic.”

Comex gold futures now trading around $1,323.6 per ounce and has maintained a $1,300 to $1,350 per ounce range. For the year ahead, Milling-Stanley projected that gold prices could continue to strengthen and hover around the $1,350 to $1,400 price range in 2018.

Supporting gold prices on the demand side, Milling-Stanley argued that increased uncertainty and risks could contribute to heightened safety bets.

For instance, investors are somewhat apprehensive about President Donald Trump, wondering what he will do next. Meanwhile, geopolitical risks have fueled greater conservative bets, including North Korea saber rattling, the ongoing threat of the Islamic State, Russia’s territorial ambitions and unrest in Iran.

Additionally, there is increased risks of a pullback in an extended bull market environment where valuations look stretched.

“All of these generate a good deal of safe haven investments,” Milling-Stanley added.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.